February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inspire Veterinary Partners, Inc.
Registration Statement on Form S-1
File No. 333- 276388

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Spartan Capital Securities, LLC, as representative of the several underwriters, hereby joins Inspire Veterinary Partners Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333- 276388) (the “Registration Statement”) to become effective on February 8, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, The Crone Law Group, PC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SPARTAN CAPITAL SECURITIES, LLC.

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer